DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	September 30,	December 31,
	2024	2023
	$	$
Assets
Current assets:
Cash and cash equivalents	82,033	71,950
Trade and other receivables (Note 4)	40,282	41,775
Income taxes receivable	207	964
Prepaids and deposits	10,512	5,987
Net investment in finance lease	66	83
Contract costs, net	7,715	6,394
	140,815	127,153
Non-current assets:
Contract costs, net	12,092	10,750
Net investment in finance lease	—	45
Deferred tax asset	1,328	325
Right-of-use assets, net (Note 5)	1,538	1,342
Property and equipment, net (Note 6)	2,161	2,108
Intangible assets, net (Note 7)	1,882	2,401
Goodwill (Note 8)	14,320	14,251
	174,136	158,375
Liabilities
Current liabilities:
Trade and other payables	30,946	31,663
Automatic share repurchase plan liability (Note 10)	18,170	—
Income taxes payable	289	251
Deferred revenue	72,912	67,268
Lease obligations (Note 5)	1,703	1,470
Acquisition holdback payables	826	—
	124,846	100,652
Non-current liabilities:
Acquisition holdback payables	—	1,045
Deferred revenue	154	617
Lease obligations (Note 5)	325	639
Employee benefit obligations	3,755	3,285
Deferred tax liability	—	1,416
	129,080	107,654
Shareholders’ equity
Share capital (Note 10)	250,108	247,496
Contributed surplus	18,517	13,960
Accumulated other comprehensive loss	(6,529)	(5,946)
Deficit	(217,040)	(204,789)
Total equity	45,056	50,721
	174,136	158,375
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Revenue (Note 13)	55,433	46,506	159,890	131,559
Cost of revenue (Note 14)	10,462	8,779	30,645	25,243
Gross profit	44,971	37,727	129,245	106,316

Operating expenses
General and administrative	8,384	8,317	24,715	25,218
Sales and marketing	17,759	16,221	51,087	51,041
Research and development	11,153	10,271	32,331	26,456
Share-based compensation (Note 11)	1,815	1,845	5,670	4,438
Foreign exchange loss (gain)	266	(3,092)	(544)	1,365
Depreciation and amortization (Note 5, 6 and 7)	877	1,056	2,519	2,587
	40,254	34,618	115,778	111,105
Operating income (loss)	4,717	3,109	13,467	(4,789)

Finance income, net (Note 9)	(623)	(1,933)	(1,839)	(6,506)
Other (income) expense, net	(1)	(2)	(16)	181
Income before income taxes	5,341	5,044	15,322	1,536

Income tax expense	382	997	496	1,918

Net income (loss)	4,959	4,047	14,826	(382)

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(761)	3,776	583	(592)

Comprehensive income	5,720	271	14,243	210

Earnings per share - basic (Note 12)	0.16	0.12	0.49	(0.01)
Earnings per share - diluted (Note 12)	0.16	0.12	0.48	(0.01)
Weighted average number of common shares outstanding - basic (Note 12)	30,221,380	32,474,975	30,296,756	32,907,374
Weighted average number of common shares outstanding - diluted (Note 12)	30,940,172	33,513,101	31,013,951	32,907,374

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 10 and 11)	194,188	1,018	(318)	—	—	700
Share-based compensation (Note 11)	—	—	4,438	—	—	4,438
Share issuance under employee share purchase plan (Note 10 and 11)	16,685	614	(90)	—	—	524
Release of restricted share units (Note 10 and 11)	19,744	851	(851)	—	—	—
Issuance of common shares related to business combination	50,550	1,625	—	—	—	1,625
Shares repurchased for cancellation (Note 10)	(1,333,361)	(10,659)	—	—	(40,586)	(51,245)
Share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	(12,763)	(12,763)
Comprehensive income (loss)	—	—	—	592	(382)	210
Balance, September 30, 2023	31,861,761	261,643	11,637	(8,979)	(128,601)	135,700

Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 10 and 11)	72,924	1,826	(571)	—	—	1,255
Share-based compensation (Note 11)	—	—	5,670	—	—	5,670
Share issuance under employee share purchase plan (Note 10 and 11)	14,426	613	(91)	—	—	522
Release of restricted share units (Note 10 and 11)	54,776	2,054	(2,054)	—	—	—
Release of shares in escrow related to business combination (Note 10)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 10)	(282,494)	(2,211)	—	—	(8,907)	(11,118)
Share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	(18,170)	(18,170)
Excess tax benefit on stock compensation	—	—	1,933	—	—	1,933
Comprehensive (loss) income	—	—	—	(583)	14,826	14,243
Balance, September 30, 2024	30,173,516	250,108	18,517	(6,529)	(217,040)	45,056
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Nine months ended September 30,
	2024	2023
	$	$
Cash flows from operating activities
Net income (loss)	14,826	(382)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	2,519	2,587
Share-based compensation	5,670	4,438
Loss (gain) on disposal of asset	(10)	197
Unrealized foreign exchange (gain) loss	(1,231)	723
Income tax expense	496	1,918
Finance income, net	(1,839)	(6,506)
Changes in non-cash working capital items:
Trade and other receivables	1,993	(2,321)
Prepaids and deposits	(4,496)	(1,178)
Contract costs, net	(2,654)	(4,188)
Trade and other payables	(819)	5,201
Employee benefit obligations	430	461
Deferred revenue	4,903	9,171
Income taxes paid	(266)	(633)
Cash from operating activities	19,522	9,488

Cash flows used in investing activities
Purchase of property and equipment	(958)	(386)
Payments related to acquisitions	(250)	(216)
Acquisition of business, net of cash acquired	—	(8,671)
Cash used in investing activities	(1,208)	(9,273)

Cash flows used in financing activities
Payments received on net investment in finance lease	62	84
Repayment of lease obligations	(1,460)	(1,319)
Interest received	1,795	5,636
Proceeds from exercise of stock options	1,255	700
Proceeds from share issuance under employee share purchase plan	522	524
Shares repurchased for cancellation	(11,023)	(51,245)
Cash used in financing activities	(8,849)	(45,620)

Net change in cash and cash equivalents during the period	9,465	(45,405)
Effect of foreign exchange on cash and cash equivalents	618	(240)
Cash and cash equivalents, beginning of the period	71,950	216,293
Cash and cash equivalents, end of the period	82,033	170,648

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Canada Business Corporations Act and is domiciled in Ontario, Canada. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage September 30, 2024	Ownership percentage December 31, 2023
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
Docebo Ireland Limited	Ireland	100	100
Circles Collective Inc. ("PeerBoard")	United States	100	100
Edugo AI HK Limited ("Edugo.AI")	Hong Kong	100	100
Edugo AI Learning Software Limited ("Edugo.AI LS")[1]	Dubai	60	60

1Edugo AI Learning Software Limited was incorporated on October 3, 2023. As of September 30, 2024, the value of the identifiable net assets was nil. As such, no non-controlling interest was recognized.

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 7, 2024.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)
liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2023.

4	Trade and other receivables

The Company’s trade and other receivables as at September 30, 2024 and December 31, 2023 include the following:

	2024	2023
	$	$
Trade receivables	34,082	36,355
Accrued revenues	4,157	3,486
Tax credits receivable	1,625	1,890
Interest receivable	189	—
Other receivables	229	44
	40,282	41,775

Included in trade receivables is a provision for expected credit losses of $1,408 as at September 30, 2024 and $1,053 as at December 31, 2023.

5	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2023	5,154	332	5,486
Additions	1,273	—	1,273
Modifications to and disposals of lease contracts	(236)	(154)	(390)
Effects of foreign exchange	(17)	(3)	(20)
Balance – September 30, 2024	6,174	175	6,349

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)

	Premises	Others	Total

Accumulated amortization
Balance – December 31, 2023	3,886	258	4,144
Amortization	1,055	20	1,075
Modifications to and disposals of lease contracts	(217)	(154)	(371)
Effects of foreign exchange	(54)	17	(37)
Balance – September 30, 2024	4,670	141	4,811

Carrying value
Net balance – December 31, 2023	1,268	74	1,342
Net balance – September 30, 2024	1,504	34	1,538

The Company’s lease obligations are as follows:

2024
$
Balance – January 1	2,109
Additions	1,273
Disposals	(29)
Interest accretion	114
Lease repayments	(1,460)
Effects of foreign exchange	21
Balance -September 30	2,028

Current	1,703
Non-current	325
2,028

Expenses incurred for the three and nine months ended September 30, 2024 relating to short-term leases and leases of low-value assets were $23 and $77, respectively (2023 - $22 and $90).

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2023	3,598	1,973	348	5,919
Additions	769	189	—	958
Effects of foreign exchange	36	21	11	68
Balance – September 30, 2024	4,403	2,183	359	6,945

Accumulated depreciation
Balance – December 31, 2023	2,382	1,328	101	3,811
Depreciation	665	249	9	923
Effects of foreign exchange	28	18	4	50
Balance – September 30, 2024	3,075	1,595	114	4,784

Carrying value
Balance – December 31, 2023	1,216	645	247	2,108
Balance – September 30, 2024	1,328	588	245	2,161

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2023	1,382	2,349	44	3,775
Effects of foreign exchange	16	6	1	23
Balance – September 30, 2024	1,398	2,355	45	3,798

Accumulated amortization
Balance – December 31, 2023	729	601	44	1,374
Amortization	170	351	—	521
Effects of foreign exchange	14	6	1	21
Balance – September 30, 2024	913	958	45	1,916

Carrying value
Balance – December 31, 2023	653	1,748	—	2,401
Balance – September 30, 2024	485	1,397	—	1,882

8	Goodwill

$
Balance – December 31, 2023	14,251
Effects of foreign exchange	69
Balance – September 30, 2024	14,320

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)

9	Finance income, net

Finance income for the three and nine months ended September 30, 2024 and 2023 is comprised of:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Interest on acquisition related consideration	11	28	32	64
Interest on lease obligations	36	51	114	163
Interest income	(670)	(2,012)	(1,985)	(6,733)
	(623)	(1,933)	(1,839)	(6,506)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2023	30,305,156	247,496
Exercise of stock options	72,924	1,826
Issuance of common shares under employee share purchase plan	14,426	613
Release of restricted share units	54,776	2,054
Release of shares in escrow related to business combination (i)	8,728	330
Purchase of common shares held for cancellation (ii)	(282,494)	(2,211)
Balance – September 30, 2024	30,173,516	250,108

(i) Purchase consideration for the acquisition of Circles Collective Inc. (O/A PeerBoard) included the issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services. On April 3, 2024, 8,728 of the shares were released from escrow and recognized in share capital.

(ii) On May 6, 2024, the Company renewed its normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of the public float, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025. All repurchases are made through the facilities of the Toronto Stock Exchange and are done at market prices. The amounts paid in excess of the average book value of the common shares are charged to deficit. During the nine months ended September 30, 2024, the Company repurchased a total of 282,494 common shares for cancellation at an average price of $39.01 (C$53.04) per common share for total cash consideration of $11,023 including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability, representing the maximum amount that the Company could be required to pay the designated broker

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)
under the ASPP, was recorded for $18,170 as at September 30, 2024. The offsetting amount to the liability has been recorded within deficit.

11	Share-based compensation

The Company has four components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and employee share purchase plan (“ESPP”). Share-based compensation expense for the three and nine months ended September 30, 2024 was $1,815 and $5,670, respectively (2023 - $1,845 and $4,438). The expense associated with each component is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Stock options	713	743	2,290	1,769
DSUs	263	269	778	722
RSUs	811	806	2,526	1,862
ESPP	28	27	76	85
	1,815	1,845	5,670	4,438

The following table presents share-based compensation expense by function for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Cost of revenue	91	90	241	206
General and administrative	1,245	1,005	3,662	2,530
Sales and marketing	268	552	1,104	1,056
Research and development	211	198	663	646
	1,815	1,845	5,670	4,438

The changes in the number of stock options during the nine months ended September 30, 2024 and 2023 were as follows:

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	825,091	28.37	1,349,001	13.60
Options granted	205,076	61.61	236,753	52.15
Options forfeited	(40,519)	61.97	(98,570)	42.67
Options exercised	(72,924)	22.78	(194,188)	4.88
Options expired	(1,037)	49.84	—	—

Options outstanding – September 30	915,687	34.75	1,292,996	19.75
Options exercisable – September 30	498,973	20.01	850,250	7.59

The weighted average fair value of share options granted during the nine months ended September 30, 2024 and 2023 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)

	2024	2023
	C$	C$
Weighted average stock price valuation	$61.61	$52.15
Weighted average exercise price	$61.61	$52.15
Risk-free interest rate	3.56%	3.11%
Expected life in years	4.5	4.5
Expected dividend yield	—%	—%
Volatility	57%	64%
Weighted average fair value of options issued	$30.71	$28.15

The following table is a summary of the Company’s stock options outstanding as at September 30, 2024:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	1.98	0.0001 - 1.09	235,320
8.86 - 11.06	23,985	6.24	8.86 - 11.06	21,242
15.79 - 16.00	119,981	5.02	15.79 - 16.00	80,413
26.43 - 60.00	436,293	5.05	26.43 - 60.00	149,790
60.01 - 95.12	100,108	4.56	60.01 - 95.12	12,208
	915,687	4.24		498,973

The following table is a summary of the Company’s stock options outstanding as at September 30, 2023:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	639,920	2.13	0.0001 - 1.09	639,920
8.86 - 11.06	43,811	7.16	8.86 - 11.06	27,126
15.79 - 16.00	196,930	5.82	15.79 - 16.00	107,481
26.43 - 60.00	374,010	5.84	26.43 - 60.00	58,316
60.01 - 95.12	38,325	5.40	60.01 -95.12	17,407
	1,292,996	4.03		850,250

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2023	115,576
Granted (at C$51.95 - C$68.04 per unit)	26,257
DSUs - September 30, 2024	141,833

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)
RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2023	160,150
Granted (at C$50.39 - C$73.54 per unit)	102,196
Released (at C$40.30 - $86.38 per unit)	(54,776)
Forfeited (at C$52.15 - $86.38 per unit)	(17,958)
RSUs - September 30, 2024	189,612

12	Earnings per share

Basic and diluted net income per share for the three and nine months ended September 30 are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income attributable to common shareholders	4,959	4,047	$14,826	$(382)

Basic weighted average number of common shares outstanding	30,221,380	32,474,975	30,296,756	32,907,374
Stock options	365,478	730,652	390,798	—
DSUs	141,106	113,272	124,898	—
RSUs	212,208	194,202	201,499	—
Diluted weighted average number of common shares outstanding	30,940,172	33,513,101	31,013,951	32,907,374

Basic earnings per common share	$0.16	$0.12	$0.49	$(0.01)
Diluted earnings per common share	$0.16	$0.12	$0.48	$(0.01)

For the three and nine months ended September 30, 2024, there were 46,831 and 33,744 stock options, respectively, (three and nine months ended September 30, 2023 - 87,867 and all stock options, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Subscription revenue	52,615	43,588	150,326	123,278
Professional services	2,818	2,918	9,564	8,281
	55,433	46,506	159,890	131,559

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)

14	Cost of revenue

The following table represents cost of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Employee salaries and benefits	4,786	4,576	14,646	13,875
Web hosting fees	1,629	1,299	4,701	3,701
Third party service fees	3,764	2,605	10,383	6,878
Other	283	299	915	789
	10,462	8,779	30,645	25,243

15	Employee compensation

The total employee compensation comprising salaries and benefits, and excluding share-based compensation, for the three and nine months ended September 30, 2024 was $29,172 and $85,731, respectively (2023 - $27,104 and $81,927).
Employee compensation costs were included in the following expenses for the three and nine months ended September 30, 2024 and 2023 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Cost of revenue	4,786	4,576	14,646	13,875
General and administrative	4,476	4,089	12,792	11,909
Sales and marketing	12,296	11,380	35,231	35,957
Research and development	7,614	7,059	23,062	20,186
	29,172	27,104	85,731	81,927

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three and nine months ended September 30, 2024 and 2023 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and benefits	688	1,308	2,166	3,589
Share-based compensation	845	1,108	2,554	3,245
	1,533	2,416	4,720	6,834

17	Financial instruments and risk management

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2024
(expressed in thousands of US dollars, except share amounts)
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

During the three and nine months ended September 30, 2024, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
North America	41,674	35,462	120,954	99,834
Rest of World	13,759	11,044	38,936	31,725
	55,433	46,506	159,890	131,559